VION PHARMACEUTICALS, INC.

4 SCIENCE PARK

NEW HAVEN, CONNECTICUT 06511

June 20, 2007

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Vion Pharmaceuticals, Inc.

       Acceleration Request

       Registration Statement No. 333-141849

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vion Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended, Registration No. 333-141849, so that it will become effective at 11:00 a.m. on June 22, 2007 or as soon thereafter as practicable.

The Registrant acknowledges to the Securities and Exchange Commission (“Commission”) that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities & Exchange Commission

June 20, 2007

If you require additional information, please call Lawrence A. Spector at (212) 318-3279 or Erik Mengwall at (212) 318-3015.

Very truly yours,

VION PHARMACEUTICALS, INC..

By: /s/ Howard B. Johnson

      Name: Howard B. Johnson

      Title:   President and Chief Financial Officer

cc:  Sonia Barros